Exhibit (C)(iii)(A)
2009-10 BUDGET
Message from the Treasurer
The priority of the 2009-10 NSW Budget is to support and invest in jobs.
This Budget meets the biggest economic challenge facing New South Wales in living memory — the global recession.
That’s why over the next four years the NSW Government will invest $62.9 billion in job supporting infrastructure.
This record building program supports up to 160,000 jobs a year and is the largest infrastructure program in the history of New South Wales.
The NSW Government’s infrastructure investment will support jobs now, while securing the economic infrastructure that will ensure New South Wales will emerge from the global recession stronger than ever.
The NSW Budget does not introduce any new taxes, supporting the hardworking families of New South Wales.
The NSW Budget delivers record spending of $53.9 billion, delivering essential frontline services.
Portfolio investment includes:
•	Health — record $15.1 billion budget

•	Education — record $14.7 billion budget

•	Transport — record $7.1 billion budget

•	Roads — record $4.4 billion budget

•	Community services — record $1.6 billion budget

•	Police — record $2.6 billion budget

•	Emergency services — record $903 million budget
The NSW Budget also invests in the housing sector with the bold new Housing Construction Acceleration Plan. This provides a 50 per cent cut to stamp duty for newly-constructed dwellings up to $600,000 purchased in New South Wales from 1 July to 31 December 2009. This is a saving of up to $11,245 per dwelling, including for investors. It does not apply to first home buyers because first home buyers already pay no stamp duty on purchases up to $500,000 and a reduced rate between $500,000 and $600,000.
To help young families, the $3,000 NSW Government first home buyers supplement for newly-constructed homes has been extended until the end of June 2010.
In addition, the NSW Budget invests $35 million into local communities across New South Wales with the introduction of the NSW Community Building Partnership, a stimulus package supporting local jobs and improving local facilities.
This Budget charts a path to recovery and invests in a better future for New South Wales.
Eric Roozendaal
NSW Treasurer

Budget Highlights
Health
In 2009-10 the NSW Government will invest $15.1 billion in health services and health infrastructure to support population growth and advances in health care and treatment. This Budget delivers a major boost to the NSW health system, providing a record $14.5 billion in funding for services, an increase of $1.3 billion on 2008-09. This will strengthen hospital and community health services, expand mental health services, further increase numbers of pharmacists and nurses, improve Aboriginal health, and increase acute care capacity.
Providing safer and better quality patient care
Caring Together: The Health Action Plan for NSW targets acute care services in public hospitals through a broad range of initiatives to deliver safer and better quality care and to ensure that patients remain at the centre of the health care system. An additional $117 million has been provided in 2009-10 for key reforms including:
•	500 additional ward based Clinical Support Officers to relieve doctors and nurses of administrative duties and allow them to focus on patient care

•	an extra 64 clinical pharmacists in hospital wards to improve the advice provided to doctors and nurses on the best use of medicines and

•	an additional 30 Clinical Initiative Nurses in metropolitan and major regional emergency departments to help reduce waiting times.
Building world class hospitals
The 2009-10 Budget also provides more than $600 million for the health infrastructure investment program. NSW Health will continue to invest in new and improved hospitals and equipment, including:
•	commencing major redevelopments of Nepean and Narrabri Hospitals

•	continuing major projects including the Liverpool Hospital Redevelopment, the Royal North Shore Hospital redevelopment and the Orange Bloomfield Hospital redevelopment. In total these redevelopments invest more than $1.6 billion

•	upgrades at health facilities including Maitland Hospital Emergency Department ($8.2 million), Lismore Integrated Cancer Care Centre ($16.8 million) and Royal Prince Alfred Hospital ($8 million)

•	continuing the expansion of Multi-Purpose Services to provide access to multiple health services in one location, with new works at Coonamble and Manilla and continuing works including Balranald and Eugowra and

•	investing in medical equipment and technology throughout the State, including a new Community Health and Outpatient Information System, to enhance clinical and corporate information management and deliver improved services.
Focusing on priority health issues
The 2009-10 Budget continues to support the Government’s identified priority health care areas, helping vulnerable members of the community to better manage their needs:
•	a mental health budget of nearly $1.2 billion, with an additional $10 million for mental health programs including specialist services for older people, 24-hour community mental health emergency care, 24-hour mental health access by telephone and community rehabilitation programs

•	improved hospital services throughout the State, including $9.4 million for new acute beds, $11.9 million to expand acute community services to an extra 7,900 patients annually, 69 new medical assessment unit beds and seven new intensive care beds

•	$49.6 million to reduce elective surgery waiting lists and

•	$5.5 million for the Building Strong Foundations for Aboriginal Children, Families and Communities program.

Budget Highlights
Education and Training
In 2009-10 the Government will invest $14.7 billion in delivering world class education services for our State’s school and TAFE students. The Government will focus on increasing levels of attainment and raising the number of students completing Year 12 or accredited vocational education. The Budget includes a record $2.7 billion investment in education infrastructure to ensure NSW students have high quality learning environments and equipment.
Massive Education and Training infrastructure investment program
The 2009-10 Budget includes a massive $2.7 billion investment in school and TAFE infrastructure in New South Wales, including:
•	the start of 17 major new building projects in schools including Cabramatta and Wauchope and the continuation of major projects in 38 schools including Bega, Carlton, Kempsey and Hazelbrook

•	the start of 13 major projects at TAFEs including Armidale, Dubbo and Macquarie Fields, and continuation of works at Dubbo, Castle Hill and Tamworth and

•	$1.8 billion in 2009-10 under the Australian Government’s Nation Building — Economic Stimulus Plan to improve all school facilities across the State.
Providing high quality vocational education and training
In 2009-10 the NSW Government will spend nearly $2 billion on TAFE and vocational education and training, to provide students with comprehensive practical training in vital trades and services. This will include:
•	more than $140 million towards the National Partnership on Productivity Places Program to provide significant additional resources for the NSW vocational education and training sector. Over four years this program will invest $670 million in providing almost 175,000 additional training places. These training places will target job seekers and existing workers in skill shortage areas and will include an extra 28,000 places for apprentices and

•	$15 million in 2009-10 towards the $75 million Learn or Earn initiative to improve trade skills by increasing uptake and completion of apprenticeships.
Improved learning outcomes for school students
The Government is committed to ensuring that students in New South Wales receive the best quality education possible, and are equipped to enter the workforce and achieve their potential. The Budget supports the Government’s major new policy initiative requiring all students to finish their School Certificate and to be in either education, training or work until at least the age of 17. This will cost $100 million per annum when fully implemented. In addition to progressing NSW priorities, this year a number of National Partnerships have been agreed between the States and the Australian Government to pursue shared learning goals. Priorities this year include:
•	$120 million towards the Low Socio-Economic-Status School Communities National Partnership, encompassing strategies to lift the results of students in disadvantaged communities

•	$6 million towards the Teacher Quality National Partnership encompassing strategies to attract, train, develop and retain quality teachers and principals

•	$44 million towards the Literacy and Numeracy National Partnership including monitoring to identify in-need students, and effective evidence based support programs

•	$117 million toward the Best Start literacy and numeracy initiative for kindergarten students and

•	$47 million for the Connected Classroom initiative, to provide interactive whiteboards, video-conferencing facilities and on-line learning tools.

Budget Highlights
Public Transport and Roads
Providing high quality public transport services and safer roads are key priorities of the NSW Government. In 2009-10 the Government will invest $7.1 billion on operating and expanding the extensive NSW public transport system, and $4.4 billion on maintaining and upgrading the NSW road network. Sydney has the highest level of public transport use in Australia, with 26.3 per cent of adults using public transport for travel to work and study, nearly 50 per cent higher than the next Australian city (Melbourne, 17.7 per cent). A quality public transport system, complemented by an effective roads network, is vital and will help promote economic prosperity.
A major investment in the future of our railways
The CityRail network is one of the world’s most complex railways. Every day CityRail operates a fleet of more than 1,600 carriages providing approximately 2,400 services, carrying over 900,000 passengers to and from 307 stations. The upgrade and expansion of the passenger rail network is continuing. Major investments in 2009-10 include:
•	$581 million for the new Sydney Metro through the CBD, to bring a new public transport network to Sydney

•	$350 million for works that will increase the capacity of the CityRail network

•	$186 million toward the first stage of the South West Rail Link, incorporating a major new transport interchange at Glenfield

•	$125 million towards 72 new Outer Suburban rail carriages and

•	$117 million for works to support 626 new air conditioned rail cars due to start delivery from the end of 2010.
More and better buses
The Government is providing additional modern buses operating on fast, efficient and more flexible routes. Major investments in 2009-10 include:
•	$207 million for 180 new buses for the State Transit Authority and 244 new buses for private operators

•	$40 million towards the $160 million second stage of a bus priority program, including dedicated bus lanes, bus by-pass lanes and priority bus signals

•	new Metrobus routes for popular destinations with fast, frequent, pre-pay services

•	$60 million for the Inner West Busway through Drummoyne and Rozelle and

•	free CBD shuttles in Sydney and Wollongong.
A safe and effective road network
This year the Government will invest a record $4.4 billion to build and maintain critical road infrastructure across New South Wales, and to improve road safety around the State. Major investments in 2009-10 will include:
•	$660 million for the ongoing upgrade of the Pacific Highway, including $230 million for the Ballina and Buladelah bypasses and $252 million for four lane upgrades from Sapphire to Woolgoolga, Coopernook to Moorland and Moorland to Herons Creek

•	$337.5 million to upgrade the Hume Highway

•	$132 million to continue improvements on the Great Western Highway including upgrades at Lawson and Wentworth Falls East

•	$325 million for improvements to the traffic network including traffic lights, signposting and pedestrian crossings and overpasses

•	$234 million for initiatives to improve safety on the NSW road network including speed zone management and education campaigns and

•	$50 million for the Hunter Expressway.

Budget Highlights
Police and Community Safety
The 2009-10 Budget continues to invest heavily in providing a strong police force, a fair and equitable justice system, and well equipped emergency support services.
A strong and well equipped police force
The Government is committed to ensuring that the NSW Police Force has the strength, training and equipment necessary to provide protection and security to the community. This year the NSW Police Force will receive total funding of $2.6 billion including:
•	an additional $32.2 million to meet the Government’s commitment of 750 additional police by December 2011, bringing total Police Force numbers to 15,956

•	$69.7 million to build, plan and upgrade 18 new police stations throughout the State, including Lake Illawarra, Raymond Terrace, Burwood, Camden, Granville, Kempsey, Riverstone, Wyong, Windsor, Parramatta, Glendale, Leichhardt, Bowral, Coffs Harbour, Liverpool, Moree and Tweed Heads

•	more than $56 million to upgrade police technology, communications and other equipment, including $2.1 million towards a replacement police helicopter

•	$9.2 million for enhanced forensic DNA testing and

•	$10 million to equip frontline police with Taser stun guns.
Ensuring equity and fairness in our justice system
More than $1.1 billion is being invested in courts and court support services in 2009-10 including:
•	$12.6 million to upgrade courthouses across New South Wales, including Gosford, Lismore and Blacktown, and $6 million to install audio-visual equipment in courts for the remote witness program

•	$9.3 million for technology to enable electronic exchange of legal information, and $4.4 million for upgraded technology in Legal Aid offices state-wide and

•	$8.6 million to consolidate the Sydney facilities of the Office of the Director of Public Prosecutions, helping prosecutors work more closely with solicitors and support staff.
Custodial and rehabilitation services
Record funding of more than $1.2 billion has been provided to support the activities of the Departments of Corrective Services and Juvenile Justice in 2009-10, including:
•	$93.7 million towards the construction of an additional 1,000 inmate beds, which will increase prison capacity by almost 10 per cent and

•	$9 million in additional funding for the Emu Plains and Cobham juvenile justice centres and $10.9 million for construction of additional units in regional areas.
Providing emergency support services
More than $900 million has been provided in 2009-10 for the State Emergency Service, Department of Rural Fire Service and the NSW Fire Brigades, an increase of $30 million on last year. This will be used to provide:
•	training and equipment for permanent officers and more than 80,000 volunteers who donate their time and effort to combat fires and other emergencies across the State

•	200 new tankers for rural fire service units around the state, 20 new fire engines for the NSW Fire Brigades and 60 specialty State Emergency Service vehicles and

•	an additional $14.1 million for bushfire mitigation works and boosting the Rural Fire Service’s aerial fire fighting capabilities.

Budget Highlights
Social and Disability Services
The NSW Government is committed to providing support for those members of our community who are disadvantaged or vulnerable. This year’s Budget will invest in services to ensure that vulnerable children and families are protected and supported, to provide affordable housing to those who need it, and to provide care and assistance to the elderly, disabled, and those in crisis.
Protecting vulnerable children
The Government’s Keep Them Safe: A shared approach to child wellbeing involves an investment of $750 million from 2009 to 2014. In 2009-10, $145 million will be invested across social services and justice agencies to link families to support services provided by government and non-government organisations. Key initiatives in 2009-10 include:
•	$35 million to expand services for vulnerable families, including investment in prevention and early intervention, services for families already in the child protection system and services for Aboriginal families ($197 million over four years) and

•	$57 million to implement changes to the child protection system to confine statutory intervention to cases where it is really necessary ($170 million over four years).
A record $1.6 billion will be invested in protecting vulnerable children and families through the Department of Community Services. Key programs include:
•	$197.5 million for community support programs to help break the cycle of disadvantage in vulnerable families

•	$321 million for the Brighter Futures early intervention program and other initiatives to help prevent children from entering the child protection system

•	$421.5 million on statutory child protection and intensive support for families and

•	$628.3 million to provide out-of-home care places and support for children and young people who cannot safely live at home.
Providing affordable housing for those in need
A record amount of nearly $2.6 billion will be invested in social housing during 2009-10. This investment will commence one of the largest expansions of social housing in New South Wales with an estimated 9,000 new homes to be delivered over the next three years with the support of the Australian Government. The investment in 2009-10 will provide:
•	more than $1.2 billion under the Nation Building — Economic Stimulus Plan to commence 5,918 new homes and support completion of 853 homes

•	$292.6 million to commence 871 new homes and complete 1,051 homes under the Housing NSW public and community housing supply program and

•	$674.5 million for improving existing homes, including $5.3 million to make public housing more environmentally friendly.
Improving quality of life for the disabled and elderly
This year the Government will invest more than $2 billion in services for the elderly, people with disabilities, their families and their carers. This will include:
•	continuing the Government’s 10-year Stronger Together plan, including $155 million for nearly 1,000 supported accommodation places, $38 million for an extra 319 attendant care places and $32 million for new flexible respite packages and

•	$54 million for further growth in Home and Community Care (HACC) services for the frail aged and people with a disability.

Budget Highlights
Environment and Natural Resources
The NSW Government will invest close to $2 billion in 2009-10 to help protect and conserve our environment, and better manage the State’s natural resources. The NSW Government is addressing the impacts of climate change and reducing greenhouse gas emissions; reducing environmental degradation and pollution; improving waste management; and improving the management of land and water resources and the coastal environment.
Combating climate change
The NSW Government is strongly committed to combating climate change. This year the Climate Change Fund will provide $208.2 million for a range of initiatives including:
•	$97.3 million for climate change mitigation measures, ranging from $32.1 million for household energy and water savings initiatives to $7.5 million towards large scale renewable energy generation projects

•	$50 million for programs to boost the efforts of industry, government and households to use water and energy more efficiently and

•	$36 million under the NSW Energy Efficiency Strategy to promote better energy efficiency in homes and businesses, including $15.3 million to assist low income households assess and reduce their energy consumption.
In 2009-10, $16.5 million will be provided from the Clean Coal Fund to undertake research and develop clean coal technologies as part of a four year $100 million program.
Protecting and conserving our environment
The 2009-10 Budget will continue to support protection of the environment and conservation and remediation of degraded and threatened environmental systems, with key expenditure in 2009-10 including:
•	$373.8 million for managing our national parks and reserves system, including maintaining park infrastructure and managing fire risks, pests and weeds

•	$71.8 million for regulation and compliance to ensure the Department of Environment and Climate Change is able to respond quickly and effectively to pollution incidents and to take action on noisy vehicles, illegal dumping and hazardous materials and

•	$124.7 million for Catchment Management Authorities to administer and implement natural resource management programs, funded by the NSW and Australian Governments, including $23.1 million from the Catchment Action NSW program for investment in on-ground works.
Protecting the Murray and securing our water supplies
The 2009-10 Budget will continue to focus on securing and protecting NSW’s river systems and water supply. A total of $197.5 million will be spent on managing the State’s water resources, including working with the Australian Government to implement the Murray Darling Basin Agreement. New South Wales is expected to receive over $1.3 billion in funding for private and government water efficiency projects from this agreement, which will support more sustainable use of the available water.
Additionally, $13.7 million will be provided to purchase water entitlements to improve river systems in New South Wales.

Jobs and Infrastructure
Investing in Infrastructure

In 2009-10 the Government will invest $18 billion in infrastructure as part of a $62.9 billion investment over the next four years. This is the largest infrastructure investment in the State’s history. This investment will ensure that New South Wales is able to provide better public services and facilities and help to secure energy and water supplies, as well as supporting jobs.
Total state infrastructure investment of $18 billion in 2009-10 will be 31.4 per cent higher than 2008-09. This investment comprises $7.7 billion in infrastructure investment by the general government sector (including schools, hospitals and roads) and $10.3 billion by the public trading enterprise (PTE) sector (including energy and water infrastructure, railways and public housing). This investment is also supported by funding from the Australian Government.
Infrastructure Investment Trend
          Source: Chart 1.2, Chapter 1, Budget Paper No. 4
Funding of the infrastructure investment program will be from a combination of operating surpluses (before depreciation), asset sales and a responsible increase in net debt.
Funding Sources for the Capital Program

	General Government		PTE
	Four years to June		Four years to June
	2009	2013	2009	2013
	$m	$m	$m	$m
Capital expenditure	18,204	25,541	24,850	37,427
Funded by:
Net Operating Balance (surplus net of depreciation)	11,009	12,362	14,145	19,723
Asset Sales	1,903	2,886	1,541	1,626
Increase in net debt	5,261	7,669	8,945	16,782
Accruals / provisions / other	31	2,624	219	(704)

Total Sources of funding	18,204	25,541	24,850	37,427

Source: Table 7.7 and Table 7.9, Chapter 7, Budget Paper No. 2

Jobs and Infrastructure
Investing in Infrastructure

The NSW Government’s record $62.9 billion investment in infrastructure over the next four years will provide a huge boost to the NSW economy, and will support up to 160,000 jobs each year.
Four Year Total State Infrastructure Investment Program
State Total = $62.9 billion
Source: Chart 1.1, Chapter 1, Budget Paper No. 4
Major infrastructure investment over the four years includes:
•	$23.6 billion for transport including:
•	$2.7 billion towards the Sydney Metro, $804 million for the South West Rail Link and $935 million for the Rail Clearways program

•	$10.8 billion on new road infrastructure, including $3.2 billion for the Pacific Highway, $1.5 billion for the Hunter Expressway and $1 billion for the Southern Hume duplication and bypasses
•	$15.7 billion for electricity including substantially enhanced funding for a major upgrade of the State’s generation, transmission and distribution systems

•	$5.4 billion for water and sewerage including $338.5 million for the completion of the Sydney Desalination Project in 2010 (total investment $1.9 billion) and $335 million towards the completion of the Tillegra Dam by 2014 (total investment $477 million)

•	$5.7 billion for education including $2.9 billion for the Building the Education Revolution Program, $176 million for the Digital Education Revolution Program and around $600 million each year for schools and TAFE colleges

•	$4.3 billion for housing to support the delivery an estimated 9,000 new social housing dwellings and upgrade work on existing homes and

•	$2.2 billion for health including $286 million for Liverpool Hospital Redevelopment Stage 2 (total investment $394 million), $215 million for the Orange Bloomfield Redevelopment (total investment $251 million) and $138 million for the Royal North Shore Hospital (total investment $973 million), and new funding for the expansion of Nepean and Narrabri Hospitals.

Infrastructure Investment Highlights across New South Wales

HUNTER

- Completion of the new state-of-the-art Mater hospital
- Upgrade of Maitland Hospital Emergency Department
- Major building projects at Floraville Public School, Newcastle Special Purpose Schools, Dungog High School and Callaghan College (Wallsend Campus)
- Major building projects at Hamilton, Muswellbrook, Great Lakes and Newcastle TAFEs
- New and continuing construction of 235 social and crisis accommodation housing units
- Transport interchange and commuter carpark at Morisset train station
- 21 new buses
- Continuing construction of a new police station at Raymond Terrace and the purchase of land for a new police station at Glendale
- Hunter Expressway from the F3 to Branxton
- Third Hunter River crossing at Maitland
- Pacific Highway dual carriageway on Bulahdelah bypass and between Karuah and Bulahdelah
- Tillegra dam
- Newcastle Port expansion

INLAND NEW SOUTH WALES

- Major redevelopment of Orange Base-Hospital, Bloomfield Mental Health facility and Narrabri Hospital
- New Multi-Purpose Health Services at Balranald, Eugowra, Coonamble and Manilla
- Major building projects at Bletchington, Carenne, Kalinda and Bullimbal Public Schools, Coolamon and Ashford Central Schools and Gulgong High School
- Major building projects at Bathurst, Dubbo, Mudgee, Tamworth, Temora, Armidale and Wagga Wagga TAFEs
- New and continuing construction of 105 social and crisis accommodation housing units
- Rail upgrades of The Gap to Narrabri track and Marangaroo Tunnel
- Planning for a new police station at Moree
- Construction of Newell Highway Bypass at Moree
- Southern Hume Highway duplication and Coolac, Woomargama and Tarcutta Bypasses

NORTH COAST

- Upgraded hospital facilities at Port Macquarie and Grafton and a new Integrated Cancer Care Centre at Lismore
- Major building projects at Casino and Old Bar Public Schools and Coffs Harbour, Kempsey, Tweed River and Wauchope High Schools
- Major building projects at Ballina, Coffs Harbour and Wollongbar TAFEs
- New and continuing construction of 211 social and crisis accommodation housing units
- Planning for new police stations at Tweed Heads and Coffs Harbour and continuing construction of Kempsey police station
- Pacific Highway – upgrades including dual carriageway on Ballina Bypass and between Coopernook, Moorland and then Herons Creek, and duplication between Coffs Harbour and Woolgoolga
- Bruxner Highway bypass at Alstonville
- Oxley Highway upgrade from Wrights Road to the Pacific Highway

CENTRAL COAST

- Expanded Mandala mental health facility at Gosford Hospital
- A new school at Kariong Mountains and major building project at Lisarow High School
- New and continuing construction of 126 social and crisis accommodation housing units
- New commuter car parks at Woy Woy, Ourimbah and Wyong train stations
- New rail cars and 18 new buses
- Continuing construction of a new police station at Wyong
- Dual Carriageway on the Central Coast Highway between Carlton and Matcham Roads
- Dual carriageway on the Pacific Highway from Lisarow to the F3
- Dual Carriageway on Avoca Drive between Sun Valley Road and Bayside Drive

ILLAWARRA – SOUTH EAST

- New or upgraded mental health facilities at Wollongong, Shellharbour and Bega Hospitals
- Expanded renal services in Queanbeyan and Shellharbour Hospitals, and a HealthOne facility at Cootamundra
- Major building projects at Jerrabomberra and Waniora Public Schools and Vincentia, Ulladulla, Wollongong and Bega High Schools
- Major building projects at Nowra, Wollongong and Shellharbour TAFEs
- New and continuing construction of 105 social and crisis accommodation housing units
- Commuter car parks at Helensburgh, Woonona and Wollongong train stations
- Unanderra train station upgrade, including easy access
- New rail cars and 25 new buses
- Planning for a new police station at Bowral and continuing construction of a new police station at Lake Illawarra
- Princes Highway - Oak Flats to Dunmore dual carriageway and Lawrence Hargrave Drive Intersection Upgrade
- Kings Highway improvements between Queanbeyan and Bungendore
- Upgrade the Nowra to Nerriga road (Main Road 92)
- Conjola Mountain realignment
- Northern Distributor extension
- New bulk goods berth at Port Kembla

WESTERN SYDNEY

- Major redevelopment of Liverpool and Nepean Hospitals
- A new public school at Wilton and major building projects at Hazelbrook, Marsden Road and Hilltop Road Public Schools and East Hills Girls, East Hills Boys and Cabramatta High Schools
- Major building projects at Granville, Blue Mountains, Macquarie Fields, Nirimba and Campbelltown TAFEs
- New and continuing construction of 744 social and crisis accommodation housing units
- New transport interchanges and car parks at Windsor and Macarthur rail stations and commuter car parks at 13 additional train stations
- South West Rail Link (Stage 1) and Southern Sydney freight line, turnbacks at Lidcombe, Homebush, Liverpool and Macarthur stations and major upgrades to rail lines between Kingsgrove and Revesby and between Quakers Hill and Schofields
- New rail cars and 134 new buses
- Planning for new police stations at Liverpool and Parramatta. Continuing construction of new police stations at Windsor, Granville, Camden and Riverstone
- Great Western Highway - Dual carriageway at Lawson, Wentworth Falls and Woodford to Hazelbrook
- Widening of the F5 from four to eight lanes between Brooks and Narellan Roads
- Upgrades to Cowpasture Road and Camden Valley Way

SYDNEY

- $1 billion redevelopment of the Royal North Shore Hospital
- Major building projects at 10 schools including Newport Public School, and Chatswood and Caringbah High Schools
- Major building projects at Ultimo, North Sydney, Northern Beaches, Ryde and Randwick TAFEs
- New and continuing construction of 510 social and crisis accommodation housing units
- Sydney Metro from Central to Rozelle
- Duplication of Cronulla rail line
- Transport interchange at Hurstville and commuter car parks at Berowra and Waterfall train stations
- Upgrades to Burwood, Lindfield, Hurstville and Hawkesbury River train stations
- New rail cars and 226 new buses
- Planning and land purchases for new police stations at Manly and Leichhardt
- Continuing construction of a new police station at Burwood
- Widening of the F3 between Mount Colah and Cowan
- Inner West Busway including Iron Cove Bridge duplication
- Bangor Bypass from Marsden to Illawarra Roads
- Alfords Point Bridge – northern approach upgrade
- Major expansion at Port Botany, and new intermodal terminal at Enfield

Jobs and Infrastructure
Supporting jobs

The 2009-10 Budget will support jobs growth and attract investment and innovation in New South Wales. Alongside the record four-year $62.9 billion investment in infrastructure, the NSW Government is investing in targeted measures to support jobs and economic prosperity in New South Wales.
Community Building Partnership
The 2009-10 Budget establishes the NSW Community Building Partnership. This will provide $35 million for local infrastructure projects across NSW. The fund will partner with local community groups and sporting organisations to deliver small projects that improve community facilities while providing job opportunities for local tradespeople. Extra funds will be made available for areas with higher unemployment.
Local Infrastructure Fund
The 2009-10 Budget establishes the $200 million Local Infrastructure Fund. This Fund will provide interest free loans to councils to bring forward investment in local infrastructure. This will provide an immediate economic stimulus, supporting jobs and new housing developments, and unlocking council funds held for future new projects.
Housing Construction Acceleration Plan
The Government will introduce a Housing Construction Acceleration Plan to support growth and construction jobs in the housing sector. From 1 July 2009 until 31 December 2009 purchasers of newly constructed dwellings, other than first home buyers, will only pay 50 per cent of the transfer duty payable on properties up to $600,000, providing savings of up to $11,245 per property.
The Budget also extends the existing first home buyer supplement to 30 June 2010, which provides an additional $3,000 to first home buyers purchasing newly constructed dwellings. Eligible first home buyers will continue to receive the $7,000 first home owners’ grant, as well as exemptions on stamp duty on properties up to $500,000 (tapering out at $600,000). Including the Australian Government’s First Home Owners Boost, NSW first home buyers can receive benefits of up to $41,990.
Building the Country Package
The Building the Country Package is an $85 million five-year program to assist country businesses and communities. The package includes funding for local infrastructure, community broadband development, water adjustment, and support for local chambers of commerce, country halls and libraries.
Major Investment Attraction Scheme
As part of the NSW Government’s response to the Jobs Summit, the Major Investment Attraction Scheme will receive funding of $70 million over four years to continue its role of using financial incentives to attract major investments to New South Wales. In 2008-09, Government support attracted projects worth $2.2 billion to New South Wales, supporting around 8,000 jobs.

Jobs and Infrastructure
A Budget for Business

The 2009-10 Budget provides a significant boost for NSW businesses, including payroll tax cuts, establishing business development programs and cutting red tape to support jobs through challenging economic conditions.
Tax relief
The 2009-10 Budget implements the second stage of payroll tax relief to NSW businesses:
•	payroll tax will be reduced from 5.75 per cent to 5.65 per cent from 1 January 2010

•	the rate will be further reduced to 5.5 per cent from 1 January 2011 and

•	the payroll tax threshold will be increased from $623,000 to $638,000 on 1 July 2009.
The full package of payroll tax changes since 2008-09 will save NSW businesses around $2.7 billion by the end of 2012-13. New South Wales is the only state that indexes the payroll tax threshold, ensuring the real value of the tax cuts is not lost through bracket creep.
Making it easier to do business
As part of the outcomes of the Jobs Summit, the Government is committed to reducing the cost of red tape for business and industry by $500 million by June 2011. The Government will undertake a range of reforms including:
•	implementing the findings of its red tape reviews into the plumbing and drainage industry, entertainment industry and promoting competition through the planning system and

•	implementing the inter-jurisdictional National Partnership Agreement to Deliver a Seamless National Economy, including in 2009-10 developing model legislation for a national occupational health and safety scheme.
Small business development
The 650,000 small businesses in New South Wales provide employment for more than one million people. The 2009-10 Budget will provide a total of over $20 million to small and medium businesses throughout the State to support jobs growth and retention through improved business skills, expanded markets and the adoption of innovative business practices.
The Western Sydney and NSW Regional Employment Funds
The 2009-10 Budget establishes two employment funds with an investment of $19 million over two years: a Western Sydney Employment Fund ($4.4 million in 2009-10) and a Regional NSW Employment Fund ($2.6 million in 2009-10). These funds will be used to assist businesses in establishing or expanding, and will help to secure jobs in these regions.
Training our workforce
In 2009-10 the NSW Government will continue to implement the Productivity Places National Partnership, investing $670 million over four years. This will deliver almost 175,000 additional training places for job seekers and existing workers in skill shortage areas, and ensure that NSW businesses have a skilled workforce. The NSW Government will also invest $6 million over two years to retrain workers who have lost their jobs and assist them to return to work.

Economy
Economy

The economy is expected to decline modestly in 2009-10 as the global recession continues to impact. A recovery is expected to commence in 2010, consistent with national forecasts in the Australian Budget.
New South Wales is exposed to the global recession. As a result, NSW economic growth is forecast to slow to 1/4 per cent in 2008-09, and then to decline by 1/2 per cent in 2009-10. A recovery is expected to commence in 2010, resulting in forecast economic growth of 2 1/4 per cent in 2010-11. The growth profile for the NSW economy is similar to that for the national economy forecast in the Australian Government’s 2009-10 Budget.
The slowing in the economy is expected to result in higher unemployment rates, averaging 7 3/4 per cent in 2009-10 and 8 1/2 per cent in 2010-11.
New South Wales Output and Employment Growth
(annual per cent change)
Source: Chart 2.2, Chapter 2, Budget Paper No. 2
Economic Performance and Outlook

	2007-08	2008-09	2009-10	2010-11
	Outcomes	Estimates	Forecasts	Forecasts
New South Wales
Real state final demand	4.4	1	-1	2 1/2
Real gross state product	2.8	1/4	-1/2	2 1/4
Employment	2.4	0	-1 3/4	1/4
Unemployment rate (a)	4.6	5 3/4	7 3/4	8 1/2
Sydney CPI (b)	4.3	1 3/4	2	1 1/2
Wage price index	3.8	3 3/4	3 1/2	3 1/4

(a)	Year average, per cent.

(b)	Per cent change through the year to the June quarter.
Source: Table 2.5, Chapter 2, Budget Paper No. 2

Budget Position
Budget Result

The Budget result for 2009-10 is expected to be a deficit of $990 million. There will be a deficit of $116 million in 2010-11 before the Budget returns to surpluses of $86 million in 2011-12 and $642 million in 2012-13.
The Budget result will improve over the next four years by constraining expense growth to an average of four per cent per annum, which is one per cent per annum below the expected growth in revenues over the same period.
Budget Results
Source: Chapter 1, Budget Paper No. 2
The Government reduced net debt in the general government sector from 7.3 per cent of GSP ($12.2 billion) in 1995 to 0.5 per cent of GSP ($1.5 billion) by June 2006, by using the proceeds of strong revenue growth and regearing government businesses to commercially prudent levels.
These low levels of net debt secured over the last decade enable the Government to use its balance sheet to sustain temporary Budget deficits, which support jobs and the NSW economy during the global downturn.

Budget Position
Total Expenses

General government expenses are estimated to increase by four per cent per annum, on average, over the four years to 2012-13. The Government is implementing a five point Better Services and Value Plan to ensure sustainable expense growth.
The Budget provides additional funding for key government policy reform initiatives including Caring Together: The Health Action Plan for NSW and Keep Them Safe: A Shared Approach to Child Wellbeing. The Budget also provides for a range of targeted and temporary initiatives to support jobs and the economy, including training and reskilling for almost 175,000 workers, additional financial support to those purchasing newly constructed dwellings and local community infrastructure to support jobs.
These and other initiatives will be delivered while constraining expense growth to four per cent per annum, on average, over the next four years. The Government will implement a five point Better Services and Value Plan to constrain expense growth within these sustainable levels including:
•	maintaining the Government’s wages policy, which requires productivity offsets for increases above 2.5 per cent, and extending the public sector staffing freeze

•	amalgamating 160 government agencies and offices into 13 to improve service delivery and achieve economies of scale

•	establishing a Better Services and Value Taskforce to initiate a series of whole-of-government expenditure reviews, commencing with a review of ICT expenditures

•	performing line-by-line expenditure audits of agency activities by embedding review teams within agencies, overseen by the Better Services and Value Taskforce and

•	conducting performance reviews of all state owned corporations, including reviewing Board performance, overseen by the Better Services and Value Taskforce.
Expenses by Portfolio Area — 2009-10
Adapted from Chart 4.2, Chapter 4, Budget Paper No. 2

Budget Position
Total Revenue

General government revenues are estimated to increase by five per cent per annum, on average, over the four years to 2012-13.
The global financial crisis has reduced NSW revenues by around $10 billion over the four years to 2011-12. This revenue loss will not be recovered over the next four years and will continue to adversely affect the NSW Budget position for some years.
Taxation revenue is expected to increase by an average of 5.7 per cent per annum over the four years to 2012-13. The principal reason for taxation revenue growing faster than total revenue is an increase in transfer duty which is expected to recover strongly in 2010-11 in line with previous property market cycles.
General purpose grants are projected to increase by an average of 6.9 per cent per annum primarily due to continued steady growth in the GST pool.
Other Commonwealth grants are expected to increase by an average of 1.6 per cent.
Composition of Total Revenue, New South Wales, 2009-10
Source: Chart 5.1, Chapter 5, Budget Paper No. 2

Budget Position
Net Debt

State net debt will rise sustainably over the next four years to fund the record infrastructure investment program.
State net debt is forecast to increase from $29.2 billion (7.8 per cent of GSP) in June 2009 to $52.6 billion (11.9 per cent of GSP) in June 2013.
This reflects the impact of a record infrastructure investment program and the economic downturn on the State’s operating results.
General government net debt is forecast to increase from $8.1 billion (2.2 per cent of GSP) in June 2009 to $15.8 billion (3.6 per cent) in June 2013. This increase of $7.7 billion will be used to help fund the record general government infrastructure investment program of $25.5 billion.
Net debt and net financial liabilities will increase over the forward estimates period but stabilise at levels below those identified by credit rating agencies as likely to trigger a credit rating downgrade.
The Government’s fiscal strategy will lead to the balance sheet being strengthened over the medium term. To achieve this, the Government will apply future above-trend revenues to repay debt as the economy recovers, as has been the case in the past. In addition the proceeds from asset sales will be used to repay debt when sale proceeds are received. Total State and general government net debt declined significantly over the decade to 2006, principally through applying the proceeds of strong revenue growth.
Net Debt (per cent of GSP)
Source: Chart 3.6, Chapter 3, Budget Paper No. 2

Budget Position
Net Financial Liabilities

Fiscal fundamentals in New South Wales remain strong, with the strength of the State’s balance sheet allowing expenditure growth to be maintained during the current period of reduced revenues. Net financial liabilities as a share of the economy will stabilise during the forward estimates period as the economy recovers.
The Government’s fiscal strategy is to maintain a strong balance sheet over the medium term to ensure that services can be delivered sustainably. This allows the Budget to support activity and jobs in the short term by using the strength of the State’s balance sheet to steer through periods of cyclically weak revenues.
After declining substantially in the period from 1995 to 2004, and remaining broadly stable to 2008, total state net financial liabilities increased sharply in 2008-09, principally because of the effect of a large increase in unfunded superannuation liabilities (arising from lower liability discount rates and negative returns on investments) and an increase in net debt to fund infrastructure. Net financial liabilities are expected to stabilise as a share of the economy over the next four years, reflecting an underlying strengthening in the Budget position and stronger growth in the economy, beginning in 2010.
General government net financial liabilities as a share of the economy are expected to rise in 2009-10, peaking at 14.5 per cent of GSP before resuming a downward trajectory from 2010-11.
Net Financial Liabilities (per cent of GSP)(a)
(a)	Series break in 2004-05 as a result of the adoption of Australian Equivalents to International Financial Reporting Standards. It has the effect of increasing the reported level of net financial liabilities.
Source: Chart 3.7, Chapter 3, Budget Paper No. 2

Budget Papers and Key Terms
Budget Papers
Budget papers can be downloaded from www.budget.nsw.gov.au
Budget Paper No. 1 Budget Speech
The 2009-10 Budget Speech delivered by the NSW Treasurer, the Honourable Eric Roozendaal MLC in the Legislative Assembly of the NSW Parliament at 12:00pm on Tuesday, 16 June 2009.
Budget Paper No. 2 Budget Statement
The Budget Statement presents detailed information on the budget aggregates, expenditures, revenues, State fiscal strategy and the economy.
Budget Paper No. 3 Budget Estimates
The Budget Estimates provide detailed revenue and expense information on an agency and portfolio basis for the general government sector. This budget paper is published in two volumes.
Budget Paper No. 4 Infrastructure Statement
The Infrastructure Statement provides an overview of the State’s infrastructure investment program including details of projects in the general government and public trading enterprise sectors.
Budget Paper No. 5 Appropriation Bills
Three Bills presented to Parliament:
•	a Special Offices Bill to provide funding for the Ombudsman’s Office, State Electoral Office, Independent Commission Against Corruption, and the Office of the Director of Public Prosecutions

•	a Bill to provide funding for the Parliament and

•	a general Appropriation Bill covering the remaining general government sector agencies.
Key Terms
The budget papers principally report on the financial and service delivery performance of the general government sector. General government agencies provide services (such as health, education and police) or perform a regulatory function.
The general government sector forms one part of the total state sector. The remainder of the total state sector is comprised of commercially focused entities — public trading enterprises (PTE) and public financial enterprises (PFE). These agencies do not impact on the budget result other than through payment of dividends and tax equivalents and where they receive budget funding to provide services on a subsidised basis (e.g. Rail Corporation New South Wales and Department of Housing).
Budget reporting is in accordance with Australian Accounting Standard AASB 1049 Whole of Government and General Government Sector Financial Reporting.
The budget result is based on the AASB 1049 net operating balance. The net operating balance reports the difference between the full cost of general government service delivery in the year (excluding new capital expenditure but including depreciation of the existing stock of fixed assets) and the revenues earned in that year to fund those services.
Net financial liabilities show the full range of the general government sector’s financial obligations (including debt, unfunded superannuation liabilities, insurance liabilities and employee related liabilities) less its financial assets (including cash and investments).
Net debt is broadly borrowings less cash and investments. Debt is used to finance capital expenditure in both the general government and public trading enterprise sectors. The level of debt is based on funding priorities and whether the assets generate future income and as such, differs for each sector.